UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 23)

Under The Securities Exchange Act of 1934

Data I/O Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

237690102

(CUSIP Number)

Glen F. Ceiley

Bisco Industries, Inc.

1500 N. Lakeview Ave.

Anaheim, CA 92807

(714) 693-2901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

Exhibit Index on Page 7.

Page 1 of 12 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Mr. Glen F. Ceiley
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds FF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                22,307 shares of Common Stock

  8.    Shared Voting Power

                445,443 shares of Common Stock ( See item 5)

  9.    Sole Dispositive Power

                22,307 shares of Common Stock

10.    Shared Dispositive Power

                445,443 shares of Common Stock ( See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,750 shares of Common Stock ( See item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 5.66%
14.	Type of Reporting Person IN

Page 2 of 12 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Bisco Industries, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 298,893 shares of Common Stock (See Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 298,893 shares of Common Stock (See Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 298,893 shares of Common Stock (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 3.62%
14.	Type of Reporting Person CO

Page 3 of 12 Pages

SCHEDULE 13D

CUSIP No. 237690102

1.	Name of Reporting Person Bisco Industries, Inc. Profit Sharing and Savings Plan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 146,550 shares of Common Stock (See Item 5) 8. Shared Voting Power 0 9. Sole Dispositive Power 146,550 shares of Common Stock (See Item 5) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,550 shares of Common Stock (See Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 1.77%
14.	Type of Reporting Person EP

Page 4 of 12 pages

Item 2.	Identity and Background

(a)—(c), (f). This Schedule 13D is being filed by Mr. Glen F. Ceiley (“Mr. Ceiley”), Bisco Industries, Inc., an Illinois corporation (“Bisco”), and the Bisco Industries, Inc. Profit Sharing and Savings Plan (the “Plan”). Mr. Ceiley, Bisco and the Plan, are hereinafter collectively referred to as the “Reporting Persons.”

Mr. Ceiley’s principal employment is President of Bisco and his business address is 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley is a citizen of the United States of America.

Bisco’s principal business is the distribution of fasteners and electronic components. Bisco is an Illinois corporation. Its principal office is located at 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley owns 100% of the voting common stock of Bisco.

The Plan was adopted by the Board of Directors of Bisco for the exclusive benefit of eligible Bisco employees. The Plan’s business address is 1500 N. Lakeview Ave., Anaheim, CA 92807. Mr. Ceiley is the sole trustee of the Plan.

(d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 12 pages

Item 5.	Interest in Securities of the Issuer

Item 5 to Schedule 13D is amended as follows:

(a) As of the close of business on March 1, 2006 the Reporting Persons owned in the aggregate, 467,750 Shares, which represent approximately 5.66% of the 8,265,471 Shares outstanding as of November 14, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. In accordance with the Rule 13d-5 (b) (1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Glen Ceiley, individually and as Trustee of the Plan, the Plan, and Bisco individually, may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

As of close of business on March 1, 2006, (i) Mr. Glen Ceiley beneficially owned an aggregate of 467,750 Shares, of which 22,307 shares were owned by Mr. Ceiley individually, 298,893 Shares were owned by Bisco, of which Mr. Glen Ceiley is the sole stockholder and President, and 146,550 Shares were held by Mr. Glen Ceiley as sole Trustee of the Plan.

(b) Mr. Glen Ceiley has the sole power to vote and dispose of the shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

(c) Since the Reporting Persons most recent filing on Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

(d) Not applicable

(e) Not applicable

Page 6 of 12 Pages

Item 7.	Material to be Filed as Exhibits

Page Number

Exhibit 1. Joint Filing Agreement dated as of September 20, 1999	12

Page 7 of 12 Pages

SCHEDULE 1

The Reporting Persons have engaged in the following transactions in Shares since September 20, 2005 the last day on which a transaction in the shares by the reporting persons was reported on the Schedule 13D. All transactions involved purchases of Shares on the NASDAQ.

Date	Purchaser	Broker	Shares	Price	Cost
1/26/2006	BISCO CORP.	E Trade	(1,400)	4.5900	(6,426.00)
1/26/2006	BISCO CORP.	E Trade	(38,600)	4.5800	(176,788.00)
1/27/2006	BISCO CORP.	E Trade	(1,500)	4.8900	(7,335.00)
1/30/2006	BISCO CORP.	E Trade	(1,000)	4.9400	(4,940.00)
1/30/2006	BISCO CORP.	E Trade	(5,425)	4.9300	(26,745.25)
2/9/2006	BISCO CORP.	E Trade	(2,700)	4.7200	(12,744.00)
2/10/2006	BISCO CORP.	E Trade	(1,000)	4.8000	(4,800.00)
2/13/2006	BISCO CORP.	E Trade	(13,000)	4.7200	(61,360.00)
2/14/2006	BISCO CORP.	E Trade	(5,400)	4.7400	(25,596.00)
2/14/2006	BISCO CORP.	E Trade	(4,900)	4.7600	(23,324.00)
2/14/2006	BISCO CORP.	E Trade	(4,900)	4.7800	(23,422.00)
2/16/2006	BISCO CORP.	E Trade	(9,341)	5.0300	(46,985.23)
2/17/2006	BISCO CORP.	E Trade	(10,659)	5.0300	(53,614.77)
2/24/2006	BISCO CORP.	E Trade	(1,000)	4.1500	(4,150.00)
3/1/2006	BISCO CORP.	E Trade	(3,300)	4.1100	(13,563.00)
1/20/2006	Bisco profit sharing	E Trade	(3,100)	4.6200	(14,322.00)
1/20/2006	Bisco profit sharing	E Trade	(14)	4.5700	(63.98)
1/24/2006	Bisco profit sharing	E Trade	(1,430)	4.4800	(6,406.40)
1/24/2006	Bisco profit sharing	E Trade	(15,470)	4.4300	(68,532.10)
1/26/2006	Bisco profit sharing	E Trade	(10,000)	4.6700	(46,700.00)
2/9/2006	Bisco profit sharing	E Trade	(10,000)	4.9300	(49,300.00)
2/15/2006	Bisco profit sharing	E Trade	(835)	4.9000	(4,091.50)
2/15/2006	Bisco profit sharing	E Trade	(9,165)	4.8900	(44,816.85)
2/23/2006	Bisco profit sharing	E Trade	(5,000)	4.1200	(20,600.00)
2/23/2006	Bisco profit sharing	E Trade	(5,000)	4.1300	(20,650.00)

Page 8 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2006

/s/ Glen F. Ceiley
Name: Glen F. Ceiley

Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2006

Bisco Industries, Inc.

/s/ Glen F. Ceiley
Name: Glen F. Ceiley
Title: President

Page 10 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2006

Bisco Industries, Inc. Profit Sharing And Savings Plan

/s/ Glen F. Ceiley
Name: Glen F. Ceiley
Title: Trustee

Page 11 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with rule 13d-(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock. no par value (the “Common Stock”), of Data I/O Corporation, a Washington corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 20, 1999.

/s/ GLEN F. CEILEY
Glen F. Ceiley

Bisco Industries, Inc.

/s/ GLEN F. CEILEY
Name: Glen F. Ceiley
Title: President

Bisco Industries, Inc.
Profit Sharing and Savings Plan

/s/ GLEN F. CEILEY
Name: Glen F. Ceiley
Title: Trustee

Page 12 of 12 Pages

		SHARES	DOLLARS
Breakdown:	E Trade profit sharing	24,550	$100,900.50
	Schwab profit sharing	122,000	$501,420.00
	E Trade corporate	90,793	373,159.23
	Schwab corporate	43,300	177,963.00
	Glen Ceiley Registered Shares	22,307	91,681.77
	Bisco Corporate Registered Shares	164,800	677,328.00

	Total:	467,750	$1,922,452.50

0.27%	GLEN CEILEY	22,307		$91,681.77

1.77%	PROFIT SHARING	146,550		$602,320.50

3.62%	BISCO CORP.	298,893		$1,228,450.23

5.66%		467,750		$1,922,452.50

	OUTSTANDING SHARES AT 11/14/05 from 10q qtr ending 9/30/05		8,265,471

	CURRENT PERCENT OWNED	5.66%

	PERCENT LAST 13-D FILING filed 1/11/2006	7.64%